Hatteras Alternative Mutual Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

Feburary 5, 2016

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Hatteras Alternative Mutual Funds Trust (the “Trust”) File Nos.: 333-86348 and 811-21079

Dear Ms. Rossotto:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
90	1/8/2016	485BXT	0000894189-16-006746
89	1/8/2016	485BXT	0000894189-16-006745
88	1/8/2016	485BXT	0000894189-16-006744
87	12/11/2015	485BXT	0000894189-15-006318
86	12/11/2015	485BXT	0000894189-15-006317
85	12/11/2015	485BXT	0000894189-15-006316
81	11/13/2015	485BXT	0000894189-15-005846
80	11/13/2015	485BXT	0000894189-15-005845
79	11/13/2015	485BXT	0000894189-15-005844
77	10/16/2015	485BXT	0000894189-15-005255
76	10/16/2015	485BXT	0000894189-15-005254
75	10/16/2015	485BXT	0000894189-15-005253
73	9/17/2015	485BXT	0000894189-15-004793
72	9/17/2015	485BXT	0000894189-15-004792
71	9/17/2015	485BXT	0000894189-15-004791
70	8/19/2015	485BXT	0000894189-15-004154
69	8/19/2015	485BXT	0000894189-15-004153
68	8/19/2015	485BXT	0000894189-15-004152
61	6/22/2015	485A	0000894189-15-002995
60	6/22/2015	485A	0000894189-15-002994
59	6/22/2015	485A	0000894189-15-002993

If you have any questions or require further information, please contact Michael Barolsky at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust